December 16, 2016

Mr. W. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Sturm, Ruger & Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 24, 2016

Definitive Proxy Statement on Schedule 14A

Filed March 18, 2016

File No. 1-10435

Dear Mr. Cash:

In response to your letter of December 7, 2016, we have reviewed certain of our disclosures. The comment included in your letter and our response follow:

Definitive Proxy Statement filed March 18, 2016

How are Equity Compensation Awards Determined, page 23

Comment 1.

We note your response to comment one of our letter dated October 31, 2016. We note that you do not include the performance targets for the 2015 Performance-Based Equity Awards or any discussion regarding the target and actual award for 2015, although disclosure on page 20 that the criteria were not achieved suggests that you did not pay out equity compensation awards for 2015. However, we also note that although the equity compensation award criteria were not met with respect to 2014, you did disclose the targets for 2014 in the 2015 proxy statement. In future filings, please ensure that you also include target information, and if targets are not met, clarify whether awards were made, in your compensation discussion and analysis for the relevant period.

Response

In future filings, we will include the performance-based equity award target information, and if targets are not met, we will clarify whether awards were made.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 319-2485.

Sincerely,

/s/ Thomas A. Dineen

Thomas A. Dineen

Vice President, Treasurer and Chief Financial Officer

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